                                             Filed by EXELON CORPORATION
                                             Pursuant to Rule 425
                                             Under the Securities Act of 1933
                                             Subject Company: EXELON CORPORATION
                                             Commission File No.: 333-37082

     Set forth below is the text of slides being used during discussions with shareholders, employees and annuitants of Unicom Corporation regarding the proposed merger of PECO Energy Company and Unicom Corporation to form Exelon Corporation.

     The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed merger involving PECO Energy Company and Unicom Corporation. The following factors, among others, could cause actual results to differ materially from those described herein; inability to obtain, or meet conditions imposed for, governmental approvals for the merger, failure of the PECO Energy Company or Unicom Corporation stockholders to approve the merger; the risk that the PECO Energy Company and Unicom Corporation businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting PECO Energy Company's and Unicom's businesses generally. More detailing information about those factors is set forth in the joint proxy statement/prospectus regarding the proposed merger. Neither PECO Energy Company nor Unicom Corporation is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result or new information, future events or otherwise.

                             ********************

     Investors and security holders are urged to read the joint proxy statement/proxy regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Execlon Corporation. The joint proxy statement/prospectus was declared effective by the Commission on May 15, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by PECO Energy Company and Unicom Corporation with the Commission at the Commission's web site at www.secgov. The joint proxy statement/prospectus and these other documents may also be obtained for free from PECO Energy Company or form Unicom Corporation.

[LOGO FOR PECO ENERGY]                                         [LOGO FOR UNICOM]



                                 A Compelling
                                  Combination



                                  June, 2000

[LOGO FOR PECO ENERGY]                                         [LOGO FOR UNICOM]


                               Important Notice

The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed merger involving PECO Energy Company and Unicom Corporation. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the PECO Energy Company or Unicom Corporation stockholders to approve the merger; the risk that the PECO Energy Company and Unicom Corporation businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting PECO Energy Company's and Unicom's businesses generally. More detailed information about those factors is set forth in the joint proxy statement/prospectus regarding the proposed merger. PECO Energy Company and Unicom Corporation are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by PECO Energy Company and Unicom Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by PECO Energy Company and Unicom Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from PECO Energy Company or from Unicom Corporation.

[LOGO FOR PECO ENERGY]                                        [LOGO FOR UNICOM]


                                    Agenda

 .  Strategic Overview

 .  Terms of the Deal

 .  Exelon's Vision

 .  Exelon's growth strategy

      .  Generation and Power Marketing

      .  Energy Delivery

      .  Enterprises

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

Energy Industry Trends

 .  Electric Industry Restructuring
   . 23 States, including Illinois, have passed some of restructuring legislation

 .  Merger Announcements
   .  1997  14 Mergers Announced
   .  1998  11 Mergers Announced
   .  1999  37 Mergers Announced

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                           A Compelling Combination

[Slide depicts a map of the continental United States with stars at Chicago and Philadelphia]

ComEd
Electric Customers: 3.4M
Sales: 83,500 GWH

PECO Energy
Electric Customers: 1.5M
Gas Customers: 400K
Sales: 35,300 GWH

[LOGO for PECO Energy]                                        [LOGO for Unicom]

                           A Compelling Combination

 .  National power marketing portfolio

 .  Nation's largest low-cost nuclear fleet

 .  Multi-regional distribution platform

 .  Among the largest electric utility customer bases

 .  Enterprises portfolio with proven value

 .  Financial scale and resources to execute

 .  Shareholder-driven management team

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                               Terms of the Deal

 .  Merger of Equals
   .  Co-Ceo's
   .  Corporate Headquarters: Chicago
   .  Generating Headquarters: Pennsylvania
   .  Equal Board Representation
 .  Cost Savings
   .  $100M in first year growing to $180M in third year
 .  Exchange Ratio
   .  1:1 for PECO Energy
   .  $3 Plus 0.875:1 for Unicom
 .  $1.69 Annual Dividend

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

[Slide consists of a graph entitled "Unicom and PECO Stock Prices"

The data points are as follows:

Date     PECO     Unicom
----     ----     ------
1/1/99   $37.06   $33.74
2/1/99    34.81    33.68
3/1/99    45.19    35.00
4/1/99    46.35    37.16
5/1/99    48.06    40.51
6/1/99    41.12    37.29
7/1/99    41.61    37.96
8/1/99    40.13    37.35
9/1/99    37.04    36.11
10/1/99   37.72    37.45
11/1/99   32.76    31.22
12/1/99   34.56    33.15
1/1/00    41.52    38.71]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

       Unicom Stock Relative Price Performance Since September 15, 1999

[Slide consists of a graph of the daily indexed prices of Unicom, Peco Energy and the S&P Electric Utilities, from September 15, 1999 through June 1, 2000, highlighting the prices at September 23, 1999 (initial merger announcement) and January 7, 2000 (announcement of share repurchase and amended merger agreement)].

[The data points are the following:]

                 Date       PECO Energy    Unicom    S&P Electric
                                                      Utilities

               9/15/1999     100.0000     100.0000     100.0000
               9/16/1999      97.8561     100.9740      99.3069
               9/17/1999     100.4594      99.8377     100.0524
               9/20/1999      98.7749      98.5390      99.2407
               9/21/1999      95.4058      95.9416      97.6330
               9/22/1999      93.4150      96.2662      97.3374
               8/29/1999      89.2803      94.1589      95.5867
               9/24/1999      92.8025      95.9416      94.9579
               9/27/1999      90.9648      96.7532      94.7836
               9/28/1999      87.9020      93.9935      93.6347
               9/29/1999      88.6677      94.4805      94.1626
               9/30/1999      91.8836      95.9416      95.7008
              10/01/1999      93.2619      96.4286      96.9921
              10/04/1999      95.0995     100.1623      99.0538
              10/05/1999      92.4962      98.2143      97.0336
              10/06/1999      93.5682      99.5130      97.3366
              10/07/1999      92.0368      97.2403      95.4609
              10/08/1999      91.8836      97.4026      95.5813
              10/11/1999      90.6585      95.7792      94.1607
              10/12/1999      91.1179      95.4545      93.5791
              10/13/1999      91.8836      97.5649      93.7788
              10/14/1999      92.8025      99.5130      95.4221
              10/15/1999      90.9648      98.7013      93.9165
              10/1811999      92.4962     100.3247      95.0005
              10/19/1999      90.8116      98.5390      93.5469
              10/20/1999      91.4242      99.8377      93.4281
              10/21/1999      90.9648      99.1883      93.2588
              10/22/1999      91.4242      98.2143      93.3000
              10/25/1999      90.0459      97.5649      93.4929
              10/26/1999      90.9648      97.7273      93.5521
              10/27/1999      92.6493      99.6753      95.8728

              10/28/1999      93.4150     99.5130       97.1896
              10/29/1999      93.5682     99.5130       97.4206
              11/01/1999      94.1807    100.3247       97.2393
              11/02/1999      93.8744    101.4610       97.8091
              11/03/1999      94.3339    101.7857       97.4567
              11/04/1999      93.4150    101.1364       96.2872
              11/05/1999      92.6493     99.5130       96.6780
              11/08/1999      91.7305     98.3766       96.0040
              11/09/1999      90.0459     96.2662       94.9406
              11/10/1999      88.3614     94.9675       93.6919
              11/11/1999      87.9020     94.3182       93.8137
              11/12/1999      88.6677     94.6429       93.7909
              11/15/1999      87.4426     94.6429       93.2309
              11/16/1999      86.8300     94.1559       93.4666
              11/17/1999      85.6049     93.3442       93.0446
              11/18/1999      85.2986     92.2078       92.3450
              11/19/1999      84.9923     91.2338       91.5329
              11/22/1999      83.4610     89.2857       90.0580
              11/23/1999      81.7764     86.8507       88.7615
              11/24/1999      80.3982     85.7143       88.8515
              11/25/1999      80.3982     85.7143       88.8515
              11/26/1999      80.7044     85.2273       88.4905
              11/29/1999      77.1822     82.3052       86.2544
              11/30/1999      80.7044     82.9545       88.5320
              12/01/1999      78.8668     85.5520       88.1400
              12/02/1999      81.7764     85.8766       88.4632
              12/03/1999      81.6233     87.5000       89.1174
              12/06/1999      82.0827     85.8766       88.4153
              12/07/1999      82.6953     83.4416       87.4509
              12/08/1999      81.6233     81.6559       86.3744
              12/09/1999      81.0107     82.6299       85.5109
              12/10/1999      82.6953     82.7922       85.2339
              12/13/1999      81.1639     81.6559       83.9638
              12/14/1999      80.2450     81.9805       84.7155
              12/15/1999      82.2358     81.9805       85.8209
              12/16/1999      81.4701     82.1429       85.1039
              12/17/1999      82.2358     82.3052       85.6152

              12/20/1999       83.3078       84.9026           85.3316
              12/21/1999       84.0735       84.9026           86.1010
              12/22/1999       84.5329       85.8766           86.0144
              12/23/1999       84.8392       88.7987           87.0504
              12/24/1999       84.8392       88.7987           87.0504
              12/27/1999       84.5329       87.6623           86.6556
              12/28/1999       83.7672       86.6883           86.6754
              12/29/1999       83.0015       85.3896           85.9533
              12/30/1999       84.9923       86.5260           86.5329
              12/31/1999       85.1455       87.0130           86.3017
               1/03/2000       83.0015       85.7662           83.6473
               1/04/2000       82.3890       84.2532           84.5097
               1/05/2000       86.3706       87.6623           87.9530
               1/06/2000       86.5237       87.3377           88.1807
               1/07/2000       86.5237       91.3961           89.3833
               1/10/2000       91.7305       93.8312           89.1083
               1/11/2000       91.1179       94.1559           88.7769
               1/12/2000       91.8836       94.8052           89.6693
               1/13/2000       94.6401       96.9156           89.5363
               1/14/2000       94.3339       95.6169           88.7951
               1/18/2000       92.3430       94.4805           87.1726
               1/19/2000       94.0276       96.5909           88.5817
               1/20/2000       92 6493       94.6429           88.3019
               1/21/2000       95.2527       94.9675           69.8849
               1/24/2000       99 5406       99.0260           90.7879
               1/25/2000       98.0092       96.2662           89.3052
               1/26/2000      100.1531       98.3766           69.9852
               1/27/2000      102.9096      100.6494           90.0521
               1/28/2000      100.9188      100.4870           88.6809
               1/31/2000      102.2971      101.6234           90.3754
               2/01/2000      101.8377      105.1948           90.0521
               2/02/2000      102.1440      106.4935           89.5616
               2/03/2000      106.5850      107.3052           91.2004
               2/04/2000      105.3599      106.3312           89.0377
               2/07/2000      102.9096      101.9481           87.9786
               2/08/2000      103.8285      102.7597           88.3577
               2/09/2000      104.1348      102.4351           87.5550

               2/10/2000      102.7565            100.0000               87.1202
               2/11/2000      101.0720             97.8896               86.2396
               2/14/2000      100.9188             97.0779               86.3065
               2/15/2000      100.1531             98.0519               85.9274
               2/16/2000       99.8469             97.4026               85.5038
               2/17/2000       98.6217            100.0000               84.8907
               2/18/2000       96.9372             96.7532               83.5084
               2/22/2000       97.5498             97.7273               83.3969
               2/23/2000        98.928             96.5909               82.0926
               2/24/2000       93.1087             94.8052               79.3168
               2/25/2000        94.487             94.8052                78.124
               2/28/2000        96.325              99.513                80.186
               2/29/2000        91.424              98.214                79.584
               3/01/2000        92.496              98.864                78.670
               3/02/2000        95.559              98.864                79.083
               3/03/2000        96.784              98.701                79.495
               3/06/2000        94.946              96.916                75.649
               3/07/2000        92.496              96.104                75.047
               3/08/2000        93.568              96.591                75.393
               3/09/2000        93.874              96.429                75.716
               3/10/2000        93.721              97.565                75.504
               3/13/2000        93.415              99.351                75.638
               3/14/2000        91.424              96.266                74.969
               3/15/2000        94.640              97.565                78.614
               3/16/2000        99.485             101.948                82.650
               3/17/2000        94.334              98.214                80.733
               3/20/2000        94.181              98.701                80.454
               3/21/2000        94.946              99.026                79.874
               3/22/2000        92.496              97.403                78.235
               3/23/2000        91.730              97.890                79.484
               3/24/2000        93.109              98.701                79.807
               3/27/2000        91.424              98.214                80.476
               3/28/2000        89.893              95.455                79.216
               3/29/2000        91.118              95.942                80.197
               3/30/2000        90.965              96.104                80.922
               3/31/2000        90.352              94.805                81.134
               4/03/2000        90.505              94.643                81.725

               4/04/2000        96.478             97.403                 83.896
               4/05/2000        99.387            101.623                 84.411
               4/06/2000        97.090             99.026                 82.862
               4/07/2000        97.243             99.351                 82.460
               4/10/2000       101.378            102.760                 84.802
               4/11/2000       102.144            103.247                 85.838
               4/12/2000       104.135            103.896                 87.655
               4/13/2000       106.738            106.656                 90.186
               4/14/2000       105.262            104.708                 87.722
               4/17/2000       102.910            104.383                 88.759
               4/18/2000       100.306            100.974                 88.268
               4/19/2000        99.694            100.162                 88.079
               4/20/2000       101.991            102.597                 89.472
               4/24/2000       102.910            102.110                 92.248
               4/25/2000       105.819            104.708                 94.690
               4/26/2000       106.891            107.630                 96.797
               4/27/2000       105.513            105.032                 94.567
               4/28/2000       102.144            103.247                 92.560
               5/01/2000       102.297            103.896                 92.560
               5/02/2000        99.694            101.461                 90.877
               5/03/2000       101.838            102.273                 90.643
               5/04/2000       104.288            104.870                 92.215
               5/05/2000       105.360            104.058                 91.089
               5/08/2000       105.972            105.844                 92.873
               5/09/2000       107.198            105.682                 92.716
               5/10/2000       109.648            107.792                 94.177
               5/11/2000       111.485            111.201                 95.927
               5/12/2000       109.342            109.314                 94.277
               5/15/2000       109.801            110.227                 95.459
               5/16/2000       109.342            109.578                 94.266
               5/17/2000       105.972            106.169                 92.081
               5/18/2000       105.972            107.143                 93.697
               5/19/2000       106.432            107.468                 94.400
               5/22/2000       110.720            111.201                 96.161
               5/23/2000       110.720            111.688                 94.812
               5/24/2000       112.711            112.175                 95.882
               5/25/2000       110.720            111.364                 94.868

               5/28/2000      110.720             111.201                 95.938
               5/30/2000      108.423             109.091                 94.701
               5/31/2000      107.657             108.279                 95.258
               6/01/2000      106.891             106.331                 95.169
               6/02/2000

[LOGO for PECO Energy]                                        [LOGO for Unicom]


                                    EXELON
                               will be the most
                                recognized and
                                admired utility
                               services company
                                 in the world.

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]


                             Foundation for Growth


[Slide contains a bar graph depicting actual earnings before special items for 1998 and 1999 and IBES projected earnings for 2000 for PECO and Unicom and projected earnings growth for Exelon for 2000 (pro forma annualized), 2001, 2002 and 2003. The Exelon graph indicates a 10% growth for 2001 to 2003.


PECO
1998                          $2.66
1999                          $3.17
2000                          $3.60

Unicom
1998                          $2.27
1999                          $2.89
2000                          $3.25

Exelon
2000(pro forma annualized)    $3.70
2001                          $4.20
2002                          $4.60
2003                          $5.10]

[LOGO for PECO Energy]                                      [LOGO for Unicom]

                          Exelon's Business Structure


                              Exelon Corporation

  Exelon                           Exelon                           Exelon
Generation                     Energy Delivery                   Enterprises

Power Team                  ComEd Energy Delivery               Infrastructure
                                                                   Services
  Nuclear                   PECO Energy Delivery
Operations                                                     Energy Services
                            PECO Gas Distribution
AmerGen                                                       Telecommunications

Fossil/Hydro                                                        Energy
Operations
                                                                   Thermal

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Exelon Generation Strategy


 . Drive cost leadership through proven fleet management model and economies of scale

 . Grow asset portfolio through long term supply contracts, acquisitions, and development

 . Optimize portfolio through balanced generation mix and geographic presence

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Extracting Additional Value
                          Asset-Based Power Marketing


 .    Geographic diversity of assets

          --reduces transmission costs

          --improves asset utilization

          --enables market expansion

 .    Diversity of generation mix enhances portfolio of higher margin, custom products

 .    Minimize supply costs through coordinated dispatch

 .    Complementary skill sets within marketing organizations

[LOGO OF PECO ENERGY]                                  [LOGO OF UNICOM]

                        Exelon Energy Delivery Strategy

Achieve top quartile performance

     .  improve reliability

     .  enhance customer satisfaction and loyalty

Improve financial performance

     .  produce strong cash flows

     .  maintain EPS while amortizing intangible asset

Manage regulatory environment

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                          Exelon Enterprises Strategy

Leverage Enterprises':

   . physical assets

   . customer relationships

   . competencies: energy, energy services, infrastructure management, telecommunications to take advantage of industry trends:

   . outsourcing construction and maintenance

   . outsourcing energy risk management

   . rapid growth of voice, video and internet

[logo of PECO ENERGY]                                           [logo of Unicom]

                              Exelon Enterprises
                      Complementary Businesses and Skills

                   PECO                                             Unicom

Businesses:    Infrastructure                                  Energy Services
                  Services

                 Telecom                                         Energy Sales

               Energy Sales                                        Thermal


Skills:   Infrastructure Management                          Customer Solutions


Markets:         National                                       Multi-regional

[logo of PECO ENERGY]                                           [logo of Unicom]

                         Exelon's Integrated Strategy



[This slide is a Venn diagram which illustrates Exelon's integrated strategy. The three main business segments are shown as ovals: 1) Generation and Power Marketing, 2) Energy Delivery and 3) Enterprises. Where the ovals overlap there is a description of how the overlapping segments support each other.

The overlap between Energy Delivery and Enterprises says "Infrastructure Services." The overlap between Energy Delivery and Generation and Power Marketing says "Wholesale Sales." Similarly, the overlap between the Generation and Power Marketing segment and the Enterprises segment says "Work management skills; commodity supply." Where all three segments overlap, the chart says "5 Million Customers."]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                                Annual Meetings


 .   PECO Energy June 27, 2000

 .   Unicom June 28, 2000

Your Vote is Important. Please send in your proxy cards and support the creation of
                               [logo of Exelon]

                                 [Exelon Logo]

[LOGO OF PECO ENERGY]                                           [LOGO OF UNICOM]

                                   Questions
                                       &
                                    Answers